Exhibit 12.1

Ratio of Earnings to Fixed Charges

	October 31, 2012	October 31, 2011	October 31, 2010	October 31, 2009	October 31, 2008
Earnings:
Add:
Income from continuing operations before taxes and equity income	$1,043	$1,032	$692	$7	$815
Fixed Charges	129	113	126	120	153
Total	$1,172	$1,145	$818	$127	$968
Fixed Charges:
Interest expense	99	84	94	87	106
Estimate of interest within rental expense	28	27	30	32	30
Amortization of capitalized expenses related to indebtedness	2	2	2	1	17
Total	129	113	126	120	153
Ratio of earnings to fixed charges	9.09	10.13	6.49	1.06	6.33